Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-202524
(To Prospectus dated March 5, 2015, Prospectus
Supplement dated March 5, 2015 and Product
Supplement STOCK INCOME-1 dated
March 5, 2015)

858,088 Units	Pricing Date February 25, 2016
$10 principal amount per unit	Settlement Date March 3, 2016
CUSIP No. 40434N820	Maturity Date February 28, 2022



Income Notes Linked to a Basket of 20 Common Equity Securities

- Maturity of approximately six years

- The notes provide annual coupon payments (each, a "Coupon Payment")

- The notes will pay interest at a minimum rate of 0.50% per year. If, however, at least 14 of the 20 specified common equity securities (the "Basket Stocks") have not decreased in value from the pricing date as measured at the close of a Coupon Determination Date, the notes will pay interest at a maximum rate of 4.50% per year on the relevant Coupon Payment Date.

- The payment at maturity will be the principal amount plus the final Coupon Payment

- All payments are subject to the credit risk of HSBC USA Inc.

- No listing on any securities exchange

Market Downside Protection

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" and "Additional Risk Factors" beginning on page TS-6 of this term sheet and "Risk Factors" beginning on page PS-5 of product supplement STOCK INCOME-1.

The estimated initial value of the notes on the pricing date is $9.529 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

———————————

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

———————————

	Per Unit	Total
Public offering price[(1)(2)].................................	$ 10.00	$8,580,880
Underwriting discount[(1)]	$ 0.25	$214,522
Proceeds, before expenses, to HSBC	$ 9.75	$8,366,358

(1) Plus accrued interest from the scheduled settlement date, if settlement occurs after that date.

(2) See as well "Supplement to the Plan of Distribution."

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
February 25, 2016

Income Notes
Linked to a Basket of 20 Common Equity Securities, due February 28, 2022

Market Downside Protection

Summary

The Income Notes Linked to a Basket of 20 Common Equity Securities, due February 28, 2022 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. All payments due on the notes, including the repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you with an annual Coupon Payment. On each Coupon Payment Date, you will receive at least the Minimum Coupon Payment. If, however, the Observation Values of at least 14 of the 20 common equity securities comprising the Market Measure are greater than or equal to their respective Starting Values, then you will receive the Maximum Coupon Payment. Payments on the notes will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Basket Stocks. See "Terms of the Notes" below.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, reduced the economic terms of the notes (including the Maximum Coupon Payment).

The Market Measure consists of the following common equity securities:

Basket Stock	Ticker	Starting Value ($)
Apple Inc.	AAPL	96.76
Amazon.com, Inc.	AMZN	555.15
BlackRock, Inc.	BLK	313.62
Celgene Corporation	CELG	102.35
Delta Air Lines, Inc.	DAL	49.20
The Walt Disney Company	DIS	95.65
Facebook, Inc.	FB	12.39
Ford Motor Company	F	108.07
Gilead Sciences, Inc.	GILD	90.16
General Motors Co.	GM	29.50
Intel Corporation	INTC	29.62
LinkedIn Corporation	LNKD	119.00
Altria Group, Inc.	MO	62.38
Merck & Co., Inc.	MRK	51.00
Netflix, Inc.	NFLX	94.53
NIKE, Inc.	NKE	62.38
Nucor Corporation	NUE	39.75
NXP Semiconductors N.V.	NXPI	70.90
Whirlpool Corporation	WHR	151.87
Exxon Mobil Corporation	XOM	82.01

Income Notes

Linked to a Basket of 20 Common Equity Securities, due February 28, 2022

Market Downside Protection

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10.00 per unit
Term:	Approximately six years
Market Measure:	A basket of 20 common equity securities (each a "Basket Stock") as described in "The Basket Stocks" section below.
Starting Value:	For each Basket Stock, its Closing Market Price on the pricing date, as set forth on page TS-2 above.
Observation Value:	For each Basket Stock, its Closing Market Price on the applicable Coupon Determination Date, multiplied by its Price Multiplier on that day. Each Coupon Determination Date is subject to postponement if a Market Disruption Event occurs, as described beginning on page PS-17 of product supplement STOCK INCOME-1.
Coupon Determination Dates:	Annually, on February 21, 2017, February 21, 2018, February 21, 2019, February 21, 2020, February 22, 2021 and February 18, 2022.
Coupon Payment Dates:	Approximately the fifth business day after the applicable Coupon Determination Date.
Minimum Coupon Payment:	The product of 0.50% and the principal amount.
Maximum Coupon Payment:	The product of 4.50% and the principal amount.
Payment at Maturity:	At maturity, we will pay the principal amount of the notes, plus the final Coupon Payment.
Price Multiplier:	For each Basket Stock, 1, subject to adjustment for certain corporate events relating to the Basket Stocks described beginning on page PS-18 of product supplement STOCK INCOME-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.25 per unit as listed on the cover page and an additional charge of $0.040 per unit more fully described on page TS-29.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.

Coupon Payment Determination

On each Coupon Determination Date, the Coupon Payment will be determined as follows:



Are the Observation Values of at least 14 of the Basket Stocks greater than or equal to their respective Starting Values?
Yes
The Coupon Payment will equal the Maximum Coupon Payment.
No
The Coupon Payment will equal the Minimum Coupon Payment.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

- Product supplement STOCK INCOME-1 dated March 5, 2015:
  https://www.sec.gov/Archives/edgar/data/83246/000114420415014362/v403697_424b2.htm

- Prospectus supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- Prospectus dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK INCOME-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Observation Values of at least 14 of the Basket Stocks will not be less than their respective Starting Values on each or most of the Coupon Determination Dates.

- You accept that the return on the notes will be limited to the Coupon Payments.

- You accept that the Coupon Payment applicable to each annual interest period is uncertain and may be limited to the Minimum Coupon Payment.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning shares of the Basket Stocks.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Coupon Payments and the principal amount.

The notes may not be an appropriate investment for you if:

- You anticipate that the Observation Values of seven or more of the Basket Stocks will be less than their respective Starting Values on each or most of the Coupon Determination Dates.

- You seek an investment that provides annual interest payments with a guaranteed rate or a floating rate that is not limited to the Maximum Coupon Payment.

- You seek an uncapped return on your investment.

- You want to receive dividends or other distributions paid on the Basket Stocks.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Coupon Payment Calculations

Examples

Set forth below are examples of the calculations of the **hypothetical** Coupon Payments determined on three different Coupon Determination Dates, based upon the minimum rate of 0.50% per annum, the maximum rate of 4.50% per annum, the **hypothetical** Starting Value of 100.00 for each Basket Stock, and a range of **hypothetical** Observation Values on the Coupon Determination Dates.

The hypothetical Starting Value of 100.00 for each Basket Stock used in these examples has been chosen for illustrative purposes only. The actual Starting Value of each Basket Stock is its Closing Market Price on the pricing date, as set forth on page TS-2 above. For recent actual prices of the Basket Stocks, see "The Basket Stocks" section below. In addition, all payments on the notes are subject to issuer credit risk. On the first Coupon Determination Date, only five of the Basket Stocks have Observation Values that are greater than or equal to their Starting Values. As a result, the Coupon Payment on the applicable Coupon Payment Date is the Minimum Coupon Payment of $0.05 per unit.

On the second Coupon Determination Date, fourteen of the Basket Stocks have Observation Values that are greater than or equal to their Starting Values. As a result, the Coupon Payment on the applicable Coupon Payment Date is the Maximum Coupon Payment of $0.45 per unit.

On the third Coupon Determination Date, fifteen of the Basket Stocks have Observation Values that are greater than or equal to their respective Starting Values. As a result, the Coupon Payment on the applicable Coupon Payment Date is the Maximum Coupon Payment of $0.45 per unit. In this example, even though the average increase in the prices of the Basket Stocks is substantially higher, the Coupon Payment does not exceed the Maximum Coupon Payment of $0.45 per unit.

These examples and the table below are for illustration only and reflect hypothetical Coupon Payments only for the first three Coupon Payment Dates. The Coupon Payment on one or more Coupon Payment Dates may be limited to the Minimum Coupon Payment.

Basket Stock	Hypothetical Starting Value ($)	February 21, 2017		February 21, 2018		February 21, 2019	
		Observation Value ($)	Observation Value Greater Than or Equal to Starting Value?	Observation Value ($)	Observation Value Greater Than or Equal to Starting Value?	Observation Value ($)	Observation Value Greater Than or Equal to Starting Value?
Apple Inc.	100.00	92.06	No	87.75	No	91.10	No
Amazon.com, Inc.	100.00	91.23	No	93.44	No	92.27	No
BlackRock, Inc.	100.00	94.55	No	98.86	No	97.64	No
Celgene Corporation	100.00	95.52	No	92.20	No	92.30	No
Delta Air Lines, Inc.	100.00	88.80	No	90.07	No	89.94	No
The Walt Disney Company	100.00	91.01	No	92.62	No	104.49	Yes
Facebook, Inc.	100.00	89.10	No	105.59	Yes	103.33	Yes
Ford Motor Company	100.00	99.93	No	101.99	Yes	107.62	Yes
Gilead Sciences, Inc.	100.00	94.47	No	104.42	Yes	101.15	Yes
General Motors Co.	100.00	96.65	No	106.64	Yes	108.88	Yes
Intel Corporation	100.00	97.73	No	109.93	Yes	104.46	Yes
LinkedIn Corporation	100.00	90.04	No	103.66	Yes	110.04	Yes
Altria Group, Inc.	100.00	99.42	No	112.21	Yes	104.40	Yes
Merck & Co., Inc.	100.00	92.29	No	107.78	Yes	106.50	Yes
Netflix, Inc.	100.00	99.03	No	105.55	Yes	103.31	Yes
NIKE, Inc.	100.00	103.33	Yes	103.29	Yes	101.18	Yes
Nucor Corporation	100.00	101.94	Yes	102.26	Yes	107.73	Yes
NXP Semiconductors N.V.	100.00	110.93	Yes	109.94	Yes	105.50	Yes
Whirlpool Corporation	100.00	102.25	Yes	103.88	Yes	120.07	Yes
Exxon Mobil Corporation	100.00	109.93	Yes	115.57	Yes	109.99	Yes
Number of Basket Stocks at or above their respective Starting Values			5		14		15
Hypothetical Coupon Rate			0.50%		4.50%		4.50%
Hypothetical Coupon Payment			$0.05 per unit		$0.45 per unit		$0.45 per unit

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Basket Stocks. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

- Depending on the performance of the Basket Stocks as measured at the close of each Coupon Determination Date, the Coupon Payments on one or more Coupon Payment Dates may be limited to the Minimum Coupon Payment.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

- Your investment return is limited to the return represented by the Maximum Coupon Payment and may be less than a comparable investment directly in the Basket Stocks.

- The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-29 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Basket Stocks and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

- Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of the Basket Stocks), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- You will have no rights as a holder of the Basket Stocks, you will have no rights to receive shares of the Basket Stocks, and you will not be entitled to receive dividends or other distributions by the issuers of the Basket Stocks (each, an "Underlying Company").

- Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

- The terms of the notes will not be adjusted for all corporate events that could affect the Basket Stocks. See "Description of the Notes—Anti-Dilution Adjustments" beginning on page PS-18 of product supplement STOCK INCOME-1.

- While we, MLPF&S or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S and our respective affiliates do not control any Underlying Company, and have not verified any disclosure made by any Underlying Company.

- There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

- You should consider the U.S. federal income tax consequences of investing in the notes. See "Material U.S. Federal Income Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-30 of product supplement STOCK INCOME-1.

Additional Risk Factors

- **Four Basket Stocks have limited historical information**. GM and NXPI have been publicly traded only since 2010, LNKD has been publicly traded only since 2011, and FB has been publicly traded only since 2012. Because four of the 20 Basket Stocks have a limited trading history, your investment in the notes may involve a greater risk than investing in securities linked to stocks with a more established record of performance.

The Basket Stocks

We have derived the following information about the Underlying Companies from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because each Basket Stock is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC's web site at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to the Basket Stocks or to any other securities of the Underlying Companies. The Underlying Companies will have no obligations with respect to the notes. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of the Underlying Companies' publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the notes. None of us, MLPF&S, or any of our respective affiliates make any representation that the publicly available documents or any other publicly available information regarding the Underlying Companies are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Basket Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Companies could affect the value of the Basket Stocks and therefore could affect your return on the notes. The selection of the Basket Stocks is not a recommendation to buy or sell shares of the Basket Stocks.

The tables set forth below generally show the quarterly high and low Closing Market Prices of the shares of the Basket Stocks on their primary exchange from the first quarter of 2008 through February 25, 2016; however, for certain Basket Stocks, the tables below show the quarterly high and low Closing Market Prices of the shares of those Basket Stocks from when a particular Basket Stock commenced trading through February 25, 2016. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Apple Inc.

Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers. Its common stock trades on the NASDAQ Global Select Market (the "NASDAQ") under the symbol "AAPL." The company's CIK number is 320193.

		High ($)	Low ($)
2008	First Quarter	27.85	17.02
	Second Quarter	27.14	21.02
	Third Quarter	25.67	15.04
	Fourth Quarter	15.86	11.50
2009	First Quarter	15.70	11.17
	Second Quarter	20.67	15.53
	Third Quarter	26.59	19.34
	Fourth Quarter	30.23	25.82
2010	First Quarter	33.69	27.43
	Second Quarter	39.17	33.69
	Third Quarter	41.78	34.31
	Fourth Quarter	46.50	39.81
2011	First Quarter	51.88	46.67
	Second Quarter	50.44	45.05
	Third Quarter	59.06	49.03
	Fourth Quarter	60.32	51.93
2012	First Quarter	88.23	58.75
	Second Quarter	90.89	75.73
	Third Quarter	100.30	82.13
	Fourth Quarter	95.96	72.71
2013	First Quarter	78.43	60.01
	Second Quarter	66.26	55.79
	Third Quarter	72.53	58.46
	Fourth Quarter	81.44	68.71
2014	First Quarter	79.62	71.35
	Second Quarter	94.25	73.99
	Third Quarter	103.30	93.08
	Fourth Quarter	119.00	96.26
2015	First Quarter	133.00	105.99
	Second Quarter	132.65	124.25
	Third Quarter	132.07	103.12
	Fourth Quarter	122.57	105.26
2016	First Quarter (through February 25, 2016)	105.35	93.42

Amazon.com, Inc.

Amazon.com, Inc. is an online retailer that offers a wide range of products. The company's products include books, music, videotapes, computers, electronics, home and garden, and numerous other products. The company offers personalized shopping services, Web-based credit card payment, and direct shipping to customers. Its common stock trades on the NASDAQ under the symbol "AMZN." The company's CIK number is 1018724.

		High ($)	Low ($)
2008	First Quarter	96.25	62.43
	Second Quarter	84.51	71.99
	Third Quarter	88.09	63.35
	Fourth Quarter	69.58	35.03
2009	First Quarter	75.58	48.44
	Second Quarter	87.56	73.50
	Third Quarter	93.85	75.63
	Fourth Quarter	142.25	88.67
2010	First Quarter	136.55	116.00
	Second Quarter	150.09	108.61
	Third Quarter	160.73	109.14
	Fourth Quarter	184.76	153.03
2011	First Quarter	191.25	160.97
	Second Quarter	206.07	178.34
	Third Quarter	241.69	177.79
	Fourth Quarter	246.71	173.10
2012	First Quarter	205.44	175.93
	Second Quarter	231.90	185.50
	Third Quarter	261.68	215.36
	Fourth Quarter	261.50	220.64
2013	First Quarter	283.99	253.39
	Second Quarter	281.76	248.23
	Third Quarter	318.12	280.93
	Fourth Quarter	404.39	298.23
2014	First Quarter	407.05	336.52
	Second Quarter	342.99	288.32
	Third Quarter	360.84	307.06
	Fourth Quarter	338.64	287.06
2015	First Quarter	387.83	286.95
	Second Quarter	445.99	370.26
	Third Quarter	548.39	429.70
	Fourth Quarter	693.97	520.72
2016	First Quarter (through February 25, 2016)	693.97	482.07

BlackRock, Inc.

BlackRock, Inc. provides diversified investment management services to institutional clients and to retail investors through various investment vehicles. The company offers the BlackRock Funds and Blackrock Liquidity Funds, and also provides risk management services to fixed income institutional investors. Its common stock trades on the New York Stock Exchange ("NYSE") under the symbol "BLK." The company's CIK number is 1364742.

		High ($)	Low ($)
2008	First Quarter	226.72	177.15
	Second Quarter	224.99	177.00
	Third Quarter	230.75	164.18
	Fourth Quarter	182.50	98.88
2009	First Quarter	139.84	90.57
	Second Quarter	182.60	123.59
	Third Quarter	216.82	161.39
	Fourth Quarter	240.80	206.93
2010	First Quarter	242.81	204.66
	Second Quarter	211.38	143.40
	Third Quarter	171.68	139.44
	Fourth Quarter	192.51	163.00
2011	First Quarter	207.06	179.77
	Second Quarter	205.56	184.39
	Third Quarter	198.49	144.75
	Fourth Quarter	179.40	141.77
2012	First Quarter	205.60	179.13
	Second Quarter	206.57	163.37
	Third Quarter	183.00	164.06
	Fourth Quarter	209.29	177.17
2013	First Quarter	258.70	212.77
	Second Quarter	291.69	245.30
	Third Quarter	286.62	255.26
	Fourth Quarter	316.47	262.75
2014	First Quarter	323.89	286.39
	Second Quarter	319.85	293.71
	Third Quarter	336.47	301.10
	Fourth Quarter	364.40	303.91
2015	First Quarter	380.33	340.51
	Second Quarter	377.85	344.54
	Third Quarter	354.54	293.52
	Fourth Quarter	363.72	295.92
2016	First Quarter (through February 25, 2016)	333.96	289.72

Celgene Corporation

Celgene Corporation is a biopharmaceutical company. The company focuses on the discovery, development, and commercialization of therapies designed to treat cancer and immune-inflammatory related diseases. Its common stock trades on the NASDAQ under the symbol "CELG." The company's CIK number is 816284.

		High ($)	Low ($)
2008	First Quarter	30.91	23.15
	Second Quarter	32.82	28.45
	Third Quarter	38.51	28.00
	Fourth Quarter	32.62	23.63
2009	First Quarter	28.25	19.98
	Second Quarter	24.17	19.01
	Third Quarter	28.90	23.01
	Fourth Quarter	28.66	25.11
2010	First Quarter	32.51	27.39
	Second Quarter	31.70	25.41
	Third Quarter	29.23	24.51
	Fourth Quarter	31.48	27.78
2011	First Quarter	30.01	24.75
	Second Quarter	30.48	27.68
	Third Quarter	32.78	25.93
	Fourth Quarter	34.01	30.11
2012	First Quarter	39.25	33.61
	Second Quarter	40.15	29.73
	Third Quarter	38.64	31.48
	Fourth Quarter	41.04	35.65
2013	First Quarter	57.96	40.55
	Second Quarter	65.09	56.10
	Third Quarter	77.31	59.46
	Fourth Quarter	85.39	72.23
2014	First Quarter	85.97	69.65
	Second Quarter	86.80	68.45
	Third Quarter	96.21	83.13
	Fourth Quarter	118.68	86.38
2015	First Quarter	128.50	110.51
	Second Quarter	120.34	107.54
	Third Quarter	139.01	104.79
	Fourth Quarter	127.20	106.55
2016	First Quarter (through February 25, 2016)	117.96	96.85

Delta Air Lines, Inc.

Delta Air Lines, Inc. provides scheduled air transportation for passengers, freight and mail over a network of routes throughout the United States and internationally. Its common stock trades on the NYSE under the symbol "DAL." The company's CIK number is 27904.

		High ($)	Low ($)
2008	First Quarter	18.53	8.35
	Second Quarter	10.48	5.00
	Third Quarter	9.94	4.64
	Fourth Quarter	11.52	5.64
2009	First Quarter	12.38	3.93
	Second Quarter	8.11	5.40
	Third Quarter	9.65	5.68
	Fourth Quarter	11.81	6.95
2010	First Quarter	14.65	11.22
	Second Quarter	14.93	11.31
	Third Quarter	12.61	9.97
	Fourth Quarter	14.33	11.24
2011	First Quarter	13.00	9.79
	Second Quarter	11.51	9.00
	Third Quarter	9.41	6.62
	Fourth Quarter	9.02	6.65
2012	First Quarter	11.30	8.01
	Second Quarter	12.10	9.81
	Third Quarter	11.12	8.55
	Fourth Quarter	11.94	9.33
2013	First Quarter	17.07	12.23
	Second Quarter	18.97	14.39
	Third Quarter	24.01	18.41
	Fourth Quarter	29.34	24.02
2014	First Quarter	35.37	27.70
	Second Quarter	42.23	31.73
	Third Quarter	40.93	35.61
	Fourth Quarter	49.23	30.90
2015	First Quarter	50.70	43.42
	Second Quarter	47.40	40.57
	Third Quarter	47.99	40.00
	Fourth Quarter	52.26	44.87
2016	First Quarter (through February 25, 2016)	49.20	40.77

The Walt Disney Company

The Walt Disney Company is an entertainment company that conducts operations in media networks, studio entertainment, theme parks and resorts, consumer products, and interactive media. The company produces motion pictures, television programs, and musical recordings, as well as books and magazines. Its common stock trades on the NYSE under the symbol "DIS." The company's CIK number is 1001039.

		High ($)	Low ($)
2008	First Quarter	33.10	28.12
	Second Quarter	34.99	29.93
	Third Quarter	34.39	29.10
	Fourth Quarter	30.68	18.73
2009	First Quarter	24.31	15.59
	Second Quarter	25.87	18.79
	Third Quarter	28.46	22.24
	Fourth Quarter	32.43	27.21
2010	First Quarter	35.31	29.32
	Second Quarter	37.56	31.50
	Third Quarter	35.29	31.38
	Fourth Quarter	37.95	33.14
2011	First Quarter	44.07	37.82
	Second Quarter	43.91	37.58
	Third Quarter	40.74	29.55
	Fourth Quarter	37.71	29.00
2012	First Quarter	44.38	38.31
	Second Quarter	48.50	40.98
	Third Quarter	52.92	47.27
	Fourth Quarter	52.97	47.06
2013	First Quarter	57.75	50.58
	Second Quarter	67.67	56.69
	Third Quarter	67.11	60.69
	Fourth Quarter	76.40	63.59
2014	First Quarter	83.34	69.99
	Second Quarter	85.74	77.01
	Third Quarter	90.94	85.03
	Fourth Quarter	95.50	81.74
2015	First Quarter	108.43	90.96
	Second Quarter	114.99	105.43
	Third Quarter	121.69	95.36
	Fourth Quarter	120.07	102.67
2016	First Quarter (through February 25, 2016)	102.98	88.85

Facebook, Inc.

Facebook, Inc. operates a social networking website. The company's website allows people to communicate with their family, friends, and coworkers. Facebook develops technologies that facilitate the sharing of information, photographs, website links, and videos. The company's users have the ability to share and restrict information based on their own specific criteria. Its Class A common stock trades on the NASDAQ under the symbol "FB." The company's CIK number is 1326801.

		High ($)	Low ($)
2012			
	Second Quarter (started on May 17, 2012)...	38.37	25.87
	Third Quarter...	32.17	17.73
	Fourth Quarter	28.24	18.99
2013	First Quarter...	32.46	25.14
	Second Quarter..	28.97	22.90
	Third Quarter...	51.24	24.37
	Fourth Quarter	57.96	44.82
2014	First Quarter...	72.03	53.53
	Second Quarter..	67.60	56.14
	Third Quarter...	79.04	62.76
	Fourth Quarter	81.45	72.63
2015	First Quarter...	85.31	74.05
	Second Quarter..	88.86	77.46
	Third Quarter...	98.39	82.09
	Fourth Quarter	109.01	90.95
2016	First Quarter (through February 25, 2016)...	115.09	94.16

Ford Motor Company

Ford Motor Company designs, manufactures, and services cars and trucks. The company also provides vehicle-related financing, leasing, and insurance through its subsidiary. Its common shares trade on the NYSE under the symbol "F." The company's CIK number is 37996.

		High ($)	Low ($)
2008	First Quarter	6.85	5.11
	Second Quarter	8.48	4.81
	Third Quarter	6.03	4.17
	Fourth Quarter	4.55	1.26
2009	First Quarter	2.94	1.58
	Second Quarter	6.41	2.74
	Third Quarter	8.44	5.35
	Fourth Quarter	10.20	6.84
2010	First Quarter	14.10	10.28
	Second Quarter	14.46	9.88
	Third Quarter	13.16	10.16
	Fourth Quarter	17.00	12.26
2011	First Quarter	18.79	14.01
	Second Quarter	15.79	12.78
	Third Quarter	14.12	9.62
	Fourth Quarter	12.51	9.37
2012	First Quarter	12.96	11.13
	Second Quarter	12.64	9.59
	Third Quarter	10.59	8.92
	Fourth Quarter	12.95	9.79
2013	First Quarter	14.30	12.13
	Second Quarter	15.90	12.44
	Third Quarter	17.66	15.74
	Fourth Quarter	17.76	15.15
2014	First Quarter	16.73	14.55
	Second Quarter	17.28	15.46
	Third Quarter	17.84	14.79
	Fourth Quarter	16.01	13.54
2015	First Quarter	16.57	14.46
	Second Quarter	16.07	14.78
	Third Quarter	15.21	12.90
	Fourth Quarter	15.68	13.62
2016	First Quarter (through February 25, 2016)	13.97	11.17

Gilead Sciences, Inc.

Gilead Sciences, Inc. is a research-based biopharmaceutical company that discovers, develops, and commercializes therapeutics to advance the care of patients suffering from life-threatening diseases. The company's primary areas of focus include HIV/AIDS, liver disease and serious cardiovascular and respiratory conditions. Its common stock trades on the NASDAQ under the symbol "GILD." The company's CIK number is 882095.

		High ($)	Low ($)
2008	First Quarter	25.77	21.46
	Second Quarter	28.32	24.98
	Third Quarter	28.55	21.22
	Fourth Quarter	25.67	18.74
2009	First Quarter	26.40	21.86
	Second Quarter	24.19	20.72
	Third Quarter	24.91	22.12
	Fourth Quarter	23.75	21.28
2010	First Quarter	24.73	21.63
	Second Quarter	23.18	16.46
	Third Quarter	18.26	15.93
	Fourth Quarter	20.17	17.68
2011	First Quarter	21.26	18.29
	Second Quarter	21.41	19.42
	Third Quarter	21.61	17.67
	Fourth Quarter	21.40	18.13
2012	First Quarter	28.01	20.93
	Second Quarter	26.36	22.70
	Third Quarter	33.89	25.33
	Fourth Quarter	38.17	32.43
2013	First Quarter	48.93	37.49
	Second Quarter	56.41	47.20
	Third Quarter	64.32	51.66
	Fourth Quarter	75.20	58.90
2014	First Quarter	83.95	68.55
	Second Quarter	83.02	65.48
	Third Quarter	109.43	85.07
	Fourth Quarter	114.22	89.45
2015	First Quarter	107.18	94.91
	Second Quarter	122.21	97.72
	Third Quarter	119.60	94.80
	Fourth Quarter	110.96	97.54
2016	First Quarter (through February 25, 2016)	100.30	82.71

General Motors Company

General Motors Company designs, builds and sells cars, trucks and automobile parts. The company also provides automotive financing services through its affiliate. Its common stock trades on the NYSE under the symbol "GM." The company's CIK number is 1467858.

		High ($)	Low ($)
2010			
	Fourth Quarter (starting November 18, 2010)...	36.86	33.25
2011	First Quarter...	38.98	30.74
	Second Quarter...	33.04	28.56
	Third Quarter..	31.80	20.18
	Fourth Quarter	26.45	19.05
2012	First Quarter...	27.34	21.05
	Second Quarter...	26.76	19.66
	Third Quarter..	24.80	18.80
	Fourth Quarter	28.83	23.09
2013	First Quarter...	30.60	26.33
	Second Quarter...	35.03	27.52
	Third Quarter..	37.58	33.69
	Fourth Quarter	41.53	34.16
2014	First Quarter...	40.95	34.09
	Second Quarter...	37.09	31.93
	Third Quarter..	37.97	31.94
	Fourth Quarter	35.09	29.69
2015	First Quarter...	38.87	32.62
	Second Quarter...	37.16	33.23
	Third Quarter..	33.23	27.28
	Fourth Quarter	36.46	30.67
2016	First Quarter (through February 25, 2016).......................................	33.31	26.90

Intel Corporation

Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products. Its common stock trades on the NASDAQ under the symbol "INTC." The company's CIK number is 50863.

		High ($)	Low ($)
2008	First Quarter	25.35	18.61
	Second Quarter	25.00	20.69
	Third Quarter	24.52	17.27
	Fourth Quarter	18.52	12.23
2009	First Quarter	15.82	12.08
	Second Quarter	16.64	15.00
	Third Quarter	20.32	15.94
	Fourth Quarter	20.83	18.50
2010	First Quarter	22.68	19.01
	Second Quarter	24.21	19.45
	Third Quarter	21.78	17.72
	Fourth Quarter	21.91	18.87
2011	First Quarter	22.14	19.82
	Second Quarter	23.87	19.49
	Third Quarter	23.23	19.20
	Fourth Quarter	25.66	20.62
2012	First Quarter	28.19	24.54
	Second Quarter	29.18	25.04
	Third Quarter	26.88	22.51
	Fourth Quarter	22.84	19.36
2013	First Quarter	22.68	20.23
	Second Quarter	25.47	20.94
	Third Quarter	24.24	21.90
	Fourth Quarter	25.96	22.48
2014	First Quarter	26.67	23.52
	Second Quarter	30.93	25.82
	Third Quarter	35.33	30.79
	Fourth Quarter	37.67	30.85
2015	First Quarter	36.91	29.89
	Second Quarter	34.46	30.39
	Third Quarter	30.56	25.87
	Fourth Quarter	35.44	30.00
2016	First Quarter (through February 25, 2016)	33.99	28.22

LinkedIn Corporation

LinkedIn Corporation operates a social networking website used for professional networking. The company's website allows members to post a profile of their professional expertise and accomplishments. LinkedIn allows members to be introduced to potential clients, service providers, and subject experts. Its common stock trades on the NYSE under the symbol "LNKD." The company's CIK number is 1271024.

		High ($)	Low ($)
2011			
	Second Quarter (starting May 19, 2011)....	95.45	63.71
	Third Quarter...	109.97	71.27
	Fourth Quarter	93.93	59.07
2012	First Quarter..	103.31	61.79
	Second Quarter..	117.30	91.09
	Third Quarter...	123.23	93.51
	Fourth Quarter	121.98	95.62
2013	First Quarter..	181.48	111.17
	Second Quarter..	201.67	162.46
	Third Quarter...	256.14	182.30
	Fourth Quarter	251.19	209.28
2014	First Quarter..	230.56	184.33
	Second Quarter..	187.96	142.33
	Third Quarter...	231.00	156.31
	Fourth Quarter	238.43	193.13
2015	First Quarter..	270.76	213.06
	Second Quarter..	265.35	193.80
	Third Quarter...	232.00	169.94
	Fourth Quarter	255.54	189.21
2016	First Quarter (through February 25, 2016)...	229.00	100.98

Market Downside
Protection

Altria Group, Inc.

Altria Group, Inc. is a holding company. The company manufactures and sells cigarettes and other tobacco products, including cigars and pipe tobacco through its subsidiaries. Altria also holds an interest in a brewery company. Its common stock trades on the NYSE under the symbol "MO." The company's CIK number is 764180.

		High ($)	Low ($)
2008	First Quarter	24.43	21.58
	Second Quarter	22.77	20.00
	Third Quarter	21.71	19.35
	Fourth Quarter	20.55	14.45
2009	First Quarter	17.27	14.62
	Second Quarter	17.39	16.11
	Third Quarter	18.59	16.30
	Fourth Quarter	20.37	17.47
2010	First Quarter	20.82	19.37
	Second Quarter	21.70	19.57
	Third Quarter	24.25	20.24
	Fourth Quarter	26.15	23.78
2011	First Quarter	26.11	23.51
	Second Quarter	28.06	25.94
	Third Quarter	27.19	24.36
	Fourth Quarter	30.31	26.50
2012	First Quarter	30.87	28.14
	Second Quarter	34.55	30.95
	Third Quarter	36.16	32.94
	Fourth Quarter	34.05	30.49
2013	First Quarter	35.32	31.90
	Second Quarter	37.46	34.30
	Third Quarter	37.23	33.46
	Fourth Quarter	38.57	34.45
2014	First Quarter	37.90	34.00
	Second Quarter	43.12	37.39
	Third Quarter	46.04	40.50
	Fourth Quarter	51.27	45.17
2015	First Quarter	56.50	48.69
	Second Quarter	52.82	47.54
	Third Quarter	55.76	48.99
	Fourth Quarter	61.53	54.22
2016	First Quarter (through February 25, 2016)	62.38	57.20

Merck & Co., Inc.

Merck & Co., Inc. delivers health solutions through its prescription medicines, vaccines, biologic therapies, animal health, and consumer care products, which it markets directly and through its joint ventures. Its common stock trades on the NYSE under the symbol "MRK." The company's CIK number is 310158.

		High ($)	Low ($)
2008	First Quarter	60.55	37.95
	Second Quarter	41.71	34.68
	Third Quarter	38.45	30.34
	Fourth Quarter	32.09	23.56
2009	First Quarter	31.00	20.99
	Second Quarter	27.96	22.97
	Third Quarter	32.95	26.45
	Fourth Quarter	38.00	30.67
2010	First Quarter	41.03	36.20
	Second Quarter	37.71	31.82
	Third Quarter	37.34	34.22
	Fourth Quarter	37.42	34.10
2011	First Quarter	37.35	31.08
	Second Quarter	37.58	33.07
	Third Quarter	36.31	29.81
	Fourth Quarter	37.90	31.35
2012	First Quarter	39.26	37.31
	Second Quarter	41.75	37.18
	Third Quarter	45.23	41.21
	Fourth Quarter	47.96	40.64
2013	First Quarter	45.04	40.85
	Second Quarter	49.44	44.35
	Third Quarter	48.58	46.32
	Fourth Quarter	50.18	45.09
2014	First Quarter	57.47	49.49
	Second Quarter	59.62	54.83
	Third Quarter	61.18	55.64
	Fourth Quarter	61.88	53.43
2015	First Quarter	63.03	56.06
	Second Quarter	60.89	56.73
	Third Quarter	59.71	48.42
	Fourth Quarter	55.53	49.37
2016	First Quarter (through February 25, 2016)	53.15	48.59

Income Notes
Linked to a Basket of 20 Common Equity Securities, due February 28, 2022

Netflix, Inc.

Netflix Inc. is an Internet subscription service for watching tv shows and movies. Subscribers can instantly watch unlimited TV shows and movies streamed over the Internet to their TVs, computers and mobile devices and in the United States, subscribers can receive standard definition DVDs and Blu-ray Discs delivered to their homes. Its common stock trades on the NASDAQ under the symbol "NFLX." The company's CIK number is 1065280.

		High ($)	Low ($)
2008	First Quarter	5.45	3.11
	Second Quarter	5.81	3.72
	Third Quarter	4.71	3.82
	Fourth Quarter	4.29	2.56
2009	First Quarter	6.20	4.22
	Second Quarter	7.09	5.30
	Third Quarter	6.82	5.53
	Fourth Quarter	8.73	6.37
2010	First Quarter	10.72	7.02
	Second Quarter	18.12	10.71
	Third Quarter	24.38	14.00
	Fourth Quarter	29.41	21.33
2011	First Quarter	35.36	25.41
	Second Quarter	39.10	32.59
	Third Quarter	42.68	16.17
	Fourth Quarter	17.61	9.12
2012	First Quarter	18.46	10.32
	Second Quarter	16.28	8.95
	Third Quarter	12.14	7.68
	Fourth Quarter	13.67	8.01
2013	First Quarter	28.06	13.14
	Second Quarter	34.77	23.29
	Third Quarter	44.86	31.56
	Fourth Quarter	54.37	41.20
2014	First Quarter	65.00	46.96
	Second Quarter	64.10	44.89
	Third Quarter	69.20	60.27
	Fourth Quarter	66.69	45.21
2015	First Quarter	69.00	45.55
	Second Quarter	97.31	59.02
	Third Quarter	126.45	93.51
	Fourth Quarter	130.93	97.32
2016	First Quarter (through February 25, 2016)	117.68	82.79

Income Notes
Linked to a Basket of 20 Common Equity Securities, due February 28, 2022

NIKE, Inc.

NIKE, Inc. designs, develops, and markets athletic footwear, apparel, equipment, and accessory products for men, women, and children. The company sells its products worldwide to retail stores, through its own stores, subsidiaries, and distributors. Its common stock trades on the NYSE under the symbol "NKE." The company's CIK number is 320187.

		High ($)	Low ($)
2008	First Quarter	17.27	14.00
	Second Quarter	17.52	14.88
	Third Quarter	16.95	13.92
	Fourth Quarter	16.54	10.90
2009	First Quarter	13.36	9.64
	Second Quarter	14.82	11.75
	Third Quarter	16.18	12.77
	Fourth Quarter	16.55	15.49
2010	First Quarter	18.67	15.33
	Second Quarter	19.56	16.89
	Third Quarter	20.16	16.80
	Fourth Quarter	23.08	19.97
2011	First Quarter	22.47	18.86
	Second Quarter	22.50	19.13
	Third Quarter	23.42	19.65
	Fourth Quarter	24.44	20.76
2012	First Quarter	28.03	24.20
	Second Quarter	28.60	21.95
	Third Quarter	25.21	22.21
	Fourth Quarter	26.40	22.65
2013	First Quarter	29.78	25.92
	Second Quarter	32.96	29.13
	Third Quarter	36.82	31.17
	Fourth Quarter	39.93	35.14
2014	First Quarter	39.82	35.26
	Second Quarter	38.84	35.42
	Third Quarter	44.75	38.18
	Fourth Quarter	49.67	42.55
2015	First Quarter	50.99	45.59
	Second Quarter	54.86	49.28
	Third Quarter	62.50	51.77
	Fourth Quarter	67.17	60.93
2016	First Quarter (through February 25, 2016)	63.16	55.04

Nucor Corporation

Nucor Corporation manufactures steel products. The company also brokers ferrous and nonferrous metals, pig iron and HBI/DRI, supplies ferro-alloys, and processes ferrous and nonferrous scrap. Its common stock trades on the NYSE under the symbol "NUE." The company's CIK number is 73309.

		High ($)	Low ($)
2008	First Quarter	74.45	50.30
	Second Quarter	82.07	68.11
	Third Quarter	72.23	36.98
	Fourth Quarter	47.26	25.52
2009	First Quarter	48.30	30.74
	Second Quarter	48.97	37.50
	Third Quarter	49.84	40.40
	Fourth Quarter	47.10	38.67
2010	First Quarter	49.93	39.50
	Second Quarter	47.67	38.28
	Third Quarter	40.66	36.38
	Fourth Quarter	44.58	37.50
2011	First Quarter	48.88	43.75
	Second Quarter	47.64	39.45
	Third Quarter	41.57	31.25
	Fourth Quarter	41.17	30.91
2012	First Quarter	45.41	40.52
	Second Quarter	43.49	34.39
	Third Quarter	40.76	36.82
	Fourth Quarter	43.97	37.82
2013	First Quarter	48.23	43.71
	Second Quarter	47.10	42.23
	Third Quarter	50.87	43.55
	Fourth Quarter	54.62	47.58
2014	First Quarter	53.07	46.62
	Second Quarter	53.16	49.09
	Third Quarter	58.09	49.15
	Fourth Quarter	55.13	48.22
2015	First Quarter	49.27	43.65
	Second Quarter	49.77	44.07
	Third Quarter	46.96	37.00
	Fourth Quarter	43.54	37.61
2016	First Quarter (through February 25, 2016)	40.76	34.86

NXP Semiconductors N.V.

NXP Semiconductors N.V. is a global semiconductor company. The company designs semiconductors and software for mobile communications, consumer electronics, security applications, in-car entertainment, and networking. The company offers its products to the automotive, identification, wireless infrastructure, lighting, mobile, and computing applications. Its common stock trades on the NASDAQ under the symbol "NXPI." The company's CIK number is 1413447.

		High ($)	Low ($)
2010			
	Third Quarter (starting August 6, 2010)......	14.00	10.68
	Fourth Quarter	20.93	11.90
2011	First Quarter..	31.95	21.43
	Second Quarter...	34.18	22.65
	Third Quarter...	27.54	14.03
	Fourth Quarter	19.66	13.68
2012	First Quarter..	26.97	16.01
	Second Quarter...	26.32	18.81
	Third Quarter...	26.67	20.03
	Fourth Quarter	26.37	20.93
2013	First Quarter..	32.80	26.56
	Second Quarter...	32.01	25.29
	Third Quarter...	39.11	31.18
	Fourth Quarter	45.95	36.04
2014	First Quarter..	59.91	42.94
	Second Quarter...	66.44	55.72
	Third Quarter...	73.01	60.50
	Fourth Quarter	77.85	53.90
2015	First Quarter..	108.03	72.38
	Second Quarter...	112.25	95.33
	Third Quarter...	99.28	79.26
	Fourth Quarter	97.95	73.00
2016	First Quarter (through February 25, 2016)...	84.44	64.00

Whirlpool Corporation

Whirlpool Corporation manufactures and markets major home appliances. The company's principal products include laundry appliances, refrigeration and room air conditioning equipment, cooking, appliances, dishwashers, and mixers and other small household appliances. Its common stock trades on the NYSE under the symbol "WHR." The company's CIK number is 106640.

		High ($)	Low ($)
2008	First Quarter	93.90	69.80
	Second Quarter	91.56	61.73
	Third Quarter	90.49	60.83
	Fourth Quarter	82.44	30.92
2009	First Quarter	48.79	19.39
	Second Quarter	49.83	30.82
	Third Quarter	73.02	41.74
	Fourth Quarter	83.65	66.52
2010	First Quarter	90.08	75.18
	Second Quarter	112.42	87.77
	Third Quarter	95.68	71.62
	Fourth Quarter	90.33	73.00
2011	First Quarter	91.28	79.57
	Second Quarter	88.65	72.98
	Third Quarter	82.78	48.01
	Fourth Quarter	60.47	45.37
2012	First Quarter	78.82	48.51
	Second Quarter	75.77	54.86
	Third Quarter	85.68	60.66
	Fourth Quarter	102.73	82.57
2013	First Quarter	119.29	102.31
	Second Quarter	130.97	111.77
	Third Quarter	149.81	113.59
	Fourth Quarter	157.80	130.97
2014	First Quarter	159.07	126.69
	Second Quarter	155.88	138.00
	Third Quarter	155.82	138.96
	Fourth Quarter	193.74	140.42
2015	First Quarter	215.00	187.47
	Second Quarter	201.39	173.05
	Third Quarter	184.58	145.46
	Fourth Quarter	166.82	142.27
2016	First Quarter (through February 25, 2016)	151.87	127.21

Exxon Mobil Corporation

Exxon Mobil Corporation operates petroleum and petrochemicals businesses. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. The company also manufactures and markets fuels, lubricants, and chemicals. Its common stock trades on the NYSE under the symbol "XOM." The company's CIK number is 34088.

		High ($)	Low ($)
2008	First Quarter	93.83	81.44
	Second Quarter	94.56	84.91
	Third Quarter	88.35	73.25
	Fourth Quarter	83.14	62.35
2009	First Quarter	81.64	62.22
	Second Quarter	74.05	64.75
	Third Quarter	72.75	65.12
	Fourth Quarter	76.47	66.58
2010	First Quarter	70.30	64.35
	Second Quarter	69.29	57.07
	Third Quarter	62.72	56.57
	Fourth Quarter	73.42	62.19
2011	First Quarter	87.07	74.55
	Second Quarter	88.00	76.78
	Third Quarter	85.22	68.03
	Fourth Quarter	85.28	71.15
2012	First Quarter	87.49	83.53
	Second Quarter	87.07	77.60
	Third Quarter	92.30	83.11
	Fourth Quarter	93.48	85.10
2013	First Quarter	91.76	87.70
	Second Quarter	92.80	86.08
	Third Quarter	95.20	86.04
	Fourth Quarter	101.51	85.16
2014	First Quarter	101.07	89.52
	Second Quarter	104.38	96.72
	Third Quarter	104.37	94.05
	Fourth Quarter	96.81	86.41
2015	First Quarter	93.37	83.58
	Second Quarter	89.11	82.82
	Third Quarter	83.14	68.71
	Fourth Quarter	86.85	74.06
2016	First Quarter (through February 25, 2016)	82.50	73.18

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S's discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket Stocks, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We are required to pay the Coupon Payments and the principal amount to holders of the notes. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Basket Stocks, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.040 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to the Notes" beginning on page PS-5 and "Use of Proceeds" on page PS-14 of product supplement STOCK INCOME-1.

Material U.S. Federal Income Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- We intend to treat the notes as variable rate debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes as variable rate debt instruments for all U.S. federal income tax purposes and, based on certain factual representations received from us, in the opinion of Morrison & Foerster LLP, our special U.S. tax counsel, it is reasonable to treat the notes as variable rate debt instruments.

- Assuming the notes are treated as variable rate debt instruments, interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder's normal method of accounting for tax purposes.

- Upon the disposition of a note by sale, exchange, redemption, repayment of principal at maturity or other taxable disposition, a U.S. holder will generally recognize taxable gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued but untaxed interest) and (ii) the U.S. holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest) to the U.S. holder. Because the note is held as a capital asset, such gain or loss (except to the extent that the market discount rules or the rules relating to short-term debt instruments otherwise provide) will generally constitute capital gain or loss. Capital gains of individual taxpayers from the sale, exchange or other disposition of a note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, or other disposition of a note is subject to limitations.

- Recently finalized Treasury regulations provide that withholding on "dividend equivalent" payments (as discussed in the product supplement and prospectus supplement), if any, will not apply to notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the prospectus supplement) on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-30 of product supplement STOCK INCOME-1.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the issuer, when this term sheet has been attached to, and duly notated on, the master note that represents the notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the notes offered by this term sheet will be valid, binding and enforceable obligations of the issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the issuer's registration statement on Form S-3 dated March 5, 2015.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

**Market Downside
Protection**

MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset's upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.